Exhibit 4.8

Financial Services Agreement

between

Yankuang Group Finance Co., Ltd.

and

Yanzhou Coal Mining Company Limited

21 MARCH 2014

This agreement is made and comes into force on 21 March 2014 in Zhoucheng City, Shangdong Province, between:

Yankuang Group Finance Co., Ltd. (hereinafter referred to as “Party A”), a company with limited liability incorporated and validly exists under the laws of PRC, with registration number of business license for legal person as 370000000002238 and registered office at 329 Fushan South Road, Zoucheng City, Shandong Province and its legal representative being Zhang Shengdong.

Yanzhou Coal Mining Company Limited (hereinafter referred to as “Party B”), a joint stock limited company incorporated and validly exists under the laws of PRC, with registration number of business license for legal person as 370000400001016 and registered office at 298 Fushan South Road, Zoucheng City, Shandong Province and its legal representative being Li Xiyong.

Where as:

1.	Party A is a non-banking financial institution duly established with the approval of the China Banking Regulatory Commission (hereinafter referred to as “CBRC”) and is specialized in corporate financial services. According to the laws and regulations in relation to corporate finance company, it provides financial services to Yankuang Group Co., Ltd. (“Yankuang Group”), the controlling shareholder of Party A, and its subsidiaries.

2.	The shares publicly issued by Party B are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange respectively. With Yankuang Group being the controlling shareholder of both Party A and Party B, according to the domestic and overseas regulatory requirements in relation to Party B, the businesses between Party A and Party B and its subsidiaries (collectively referred to as “Party B”) constitute normal continuing connected transactions.

3.	Party B agrees to engage Party A as one of the financial institutions providing financial services.

Based on the principles of fairness and reasonableness and mutual benefit, Party A and Party B reached the following agreement upon negotiation in respect of Party A’s provision of financial services to Party B:

CLAUSE 1 SERVICE PRINCIPLES

1.1	Party A and Party B shall cooperate and perform this agreement based on the principles of equality and voluntariness, complementary advantages, mutual benefit, joint development and co-winning partnership.

1.2	Party B has the right to choose the financial institution for the provision of financial services and decide the financial institution for the provision of deposit and loan services as well as the amounts thereof based on its own business needs.

1.3	Party A regards Party B as its important customer and undertakes that the terms for the provision of financial services to Party B at any time shall be no less favorable than the terms of the same type of financial services provided by the Industrial and Commercial Bank of China, Agricultural Bank of China, Bank of China and China Construction Bank (hereinafter referred to as “Major Commercial Banks in the PRC”) to Party B.

CLAUSE 2 CONTENTS OF SERVICES

Party A shall provide Party B with the following services:

1.	Deposit service: the maximum daily balance (including accrued interests) of Party B on the settlement account in Party A shall not exceed RMB 930 million.

2. Integrated credit facility: Party A shall provide Party B with a credit facility limit of RMB 1 billion (including accrued interests).

3. Bill discounting service: Party A shall provide Party B with bill discounting service with the annual amount of discounting expenses not exceeding RMB 36.50 million.

4. Settlement services: Party B opened a settlement account with Party A, Party A shall provide settlement services of receipt and payment, entrusted loan services, guarantee services and other ancillary services in connection with settlement. Within the effective period of the agreement, the annual handling fees of the settlement services shall not exceed RMB7.45 million.

5. Bill acceptance services, financial and financing consultation, credit certification and relevant consultation and agency services.

6. Other services approved by China Banking Regulatory Commission.

CLAUSE 3 PRICING OF SERVICES

3.1 Deposit services: the interest rate for the deposit of Party B with Party A shall not be lower than the interest rate for the same kind of deposit announced by the People’s Bank of China for the same period nor lower than the interest rate for the same kind of deposit offered by the Major Commercial Banks in the PRC for the same period nor lower than the interest rate for the same kind of deposit made by other group members of Yankuang Group in Party A for the same period, the interest rate can be adjusted between the range allowed by the State.

3.2 Loan services: the interest rate for the loan provided by Party A to Party B shall not exceed the interest rate for the same class of loan provided by the Major Commercial Banks in the PRC to Party B for the same period. Party A shall provide the loan to Party B on normal commercial terms and no asset is required from Party B as collateral.

3.3 Bill discounting service: the interest rate for bill discounting provided by Party A to Party B shall not be higher that the interest rate for bill discounting provided by the Major Commercial Banks in the PRC.

3.4 The fees charged by Party A for the provision of financial services to Party B including settlement services, entrusted loans, entrusted investment, security service, bill acceptance, financial and financing consultation, credit certification and relevant consultation and agency services, shall be in accordance with the relevant benchmark rates determined by the People’s Bank of China or CBRC (if any). In addition, such fees shall not exceed those charged by the Major Commercial Banks in the PRC for provision of same kind of financial services to Party B; both parties shall decide whether such fees be paid one-off or by instalment according to the specific situations.

CLAUSE 4 REPRESENTATIONS AND WARRANTIES BY BOTH PARTIES

4.1	Representations and warranties by Party A:

4.1.1	Party A is a non-banking financial institution legally established with the status of independent legal entity to provide professional corporate financial services. It currently holds a valid Business License for Enterprise Legal Person and Financial Business Operation Permit.

4.1.2	Party A has obtained all government approvals and internal authorizations for entering into this agreement and performance of the obligations hereunder. This agreement shall be binding on Party A upon execution.

4.1.3	Party A shall ensure the safe operation of its fund management network to safeguard the funds.

4.1.4	Party A shall ensure strict compliance with the risk monitoring indicators for financial institutions issued by CBRC, and the requirements of CBRC and other relevant PRC laws, regulations and regulatory documents regarding its major regulatory indicators such as gearing ratio and liquidity ratio.

4.1.5	Party A shall not make investment with the deposit of Party B save for government bond purchase.

4.1.6	Copies of regulatory reports of Party A submitted to CBRC and other relevant regulatory authorities shall be provided to Party B as well.

4.1.7	The monthly financial statements of Party A shall be provided to Party B within the first 10 working days of the following month.

4.1.8	Party B shall have the right to review and obtain the relevant documents such as account books, financial statements and audit reports of Party A pursuant to the Company Law and the Articles of Association.

4.1.9	Party B shall be notified immediately by Party A the circumstances that may cause harm to the security of the deposits of Party B or any other circumstances that may jeopardize the security of the deposits of Party B. Party B shall have the right to withdraw all deposits.

4.2	Representations and warranties by Party B:

4.2.1	Party B is a joint stock limited company legally established with the status of independent legal entity holding a valid Business License for Enterprise Legal Person.

4.2.2	Party B has obtained necessary internal authorization for entering into this agreement and performance of the obligations hereunder. This agreement shall be binding on Party B upon its execution.

CLAUSE 5 CONFIDENTIALITY

Both Party A and Party B shall strictly perform their obligations of confidentiality and shall not disclose to the public any business information, technical records and financial position (with the exception of the reports required to be submitted to the relevant government authorities by the Parties and those required to be disclosed by Party B in accordance with the listing rules of the listing location for its securities), unless such information has already been made public previously.

CLAUSE 6 MISCELLANEOUS

6.1	Neither party shall assign or transfer its rights or obligations under this agreement to any third parties without written consent of the other party.

6.2	Should any clauses herein be revised, become illegal, invalid or unenforceable at any time, the other clauses shall not be affected.

6.3	In case of any failure of performance of its obligations of this agreement by any party pursuant to the provisions hereof due to force majeure, that party shall timely provide evidence and written notice to the other party in order not to be deemed as having made any act of default. The other party shall agree to give a reasonable period for performance of duties and obligations according to the situation.

6.4	Any amendment or supplement to this agreement shall be made in writing. The amendments or supplements to this agreement are integral parts hereof and shall have same effect as this agreement.

6.5	Unless otherwise required, failure or delay in exercising its rights hereunder by any party shall not constitute a waiver of such rights, and any single or partial exercise of such right shall not exclude its exercise of any other rights.

CLAUSE 7 NOTICE

7.1	Pursuant to this agreement, any notice or other documents sent by one party to the other party shall be given in writing and delivered by hand, by mail or by fax to the other party’s address as follows:

(a)	Party A: Yankuang Group Finance Co., Ltd.
Address: 329 Fushan South Road, Zoucheng City, Shandong Province
Telephone: 0537-5386804
Facsimile: 0537-5384480

(b)	Party B: Yanzhou Coal Mining Company Limited
Address: 298 Fushan South Road, Zoucheng City, Shandong Province
Telephone: 0537-5382319
Facsimile: 0537-5383311

7.2	Time lines for serving notices and documents:

(a)	Delivery by hand: upon hand-over of the letter;

(b)	Delivery by mail: within five (5) working days after posting (excluding Saturdays, Sundays and public holidays in the PRC); and

(c)	Delivery by fax: upon receipt of fax. Where the fax is received outside business hours, the receiving time shall be the general business hours of the second day (excluding Saturdays, Sundays and public holidays in the PRC) and the sender shall present the confirmation of transmission by the fax machine to indicate the transmission is completed.

CLAUSE 8 APPLICABLE LAWS AND JURISDICTION

This agreement shall be governed by and construed in accordance with the applicable laws of the PRC. Any disputes arising from or in connection with this agreement not resolved through friendly negotiation may be submitted to Jining Arbitration Commission located in Jining City, Shandong Province, the PRC for arbitration according to its prevailing Arbitration Rules upon request of any party. The arbitral award shall be final and binding upon both parties.

CLAUSE 9 TERM OF AGREEMENT

9.1	Unless otherwise agreed in writing by both parties, this agreement shall take effect from 1 April 2014 and terminate on 31 March 2015, subject to the signing by the legal representatives or authorized representatives of both parties and the approval by the board of directors or the independent shareholders pursuant to the approval permission and local regulatory requirements in the listing locations of the joint stock company. During the effective period of this agreement, if any party requests to amend or terminate this agreement, it shall notify the other party 30 days in advance in writing, the agreement can only be amended or terminated after both parties have negotiated and reached an agreement.

9.2	In case of material default of any clauses hereof by any party (“defaulting party”), this agreement may be terminated immediately by the other party if the defaulting party has failed to remedy such default within a reasonable period requested by the other party in a written notice pointing out the act of default, or if such act of default is not remediable.

9.3	The termination of this agreement shall not harm any rights or obligations of any party already incurred.

CLAUSE 10 SUPPLEMENTAL PROVISIONS

10.1	This agreement is written in Chinese.

This agreement is made in quadruplicate with equal effects. Party A and Party B shall each hold two copies.

(No main texts on this page, this is the execution page of the Financial Services Agreement between Yankuang Group Finance Co., Ltd. and Yanzhou Coal Mining Company Limited)

Party A: Yankuang Group Finance Co., Ltd.

Legal representative or authorized representative (Signature):

Party B: Yanzhou Coal Mining Company Limited

Legal representative or authorized representative (Signature):